Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (333-20879, 333-20881, 333-91328, and 333-141669) of Ralcorp Holdings, Inc. of our report dated December 14, 2011, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of discontinued operations discussed in Note 4, and except for the effects of the restatement discussed in Notes 3 and 24 to the consolidated financial statements and the matter described in the second and third paragraphs of Management’s Report on Internal Control Over Financial Reporting, as to which the date is September 12, 2012, relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in the Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended September 30, 2011.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri

September 12, 2012